UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
CASEY’S GENERAL STORES, INC.

(Name of Issuer)
Common Stock, no par value per share

(Title of Class of Securities)
147528103

(CUSIP Number)
Peter A. Nussbaum, Esq.
S.A.C. Capital Advisors, L.P.
72 Cummings Point Road
Stamford, CT 06902
(203) 890-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 13, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	147528103	Page	2	of	11 Pages

1	NAME OF REPORTING PERSON S.A.C. Capital Advisors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,773,089 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,773,089 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,773,089 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	147528103	Page	3	of	11 Pages

1	NAME OF REPORTING PERSON S.A.C. Capital Advisors, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,773,089 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,773,089 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,773,089 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	147528103	Page	4	of	11 Pages

1	NAME OF REPORTING PERSON Sigma Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		610,000 (1) (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

610,000 (1) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

610,000 (1) (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	147528103	Page	5	of	11 Pages

1	NAME OF REPORTING PERSON Steven A. Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,383,089 (1) (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,383,089 (1) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,383,089 (1) (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1. Security and the Issuer.
     This Schedule 13D relates to shares of common stock, no par value per share (the “Common Stock”), of Casey’s General Stores, Inc., an Iowa corporation (the “Issuer”). The principal executive office of the Issuer is located at One Convenience Boulevard, Ankeny, Iowa, 50021.
Item 2. Identity and Background.
     (a) This statement is filed by:
          (i) S.A.C. Capital Advisors, L.P. (“SAC Capital Advisors LP”) with respect to shares of Common Stock directly beneficially owned by S.A.C. Capital Associates, LLC (“SAC Capital Associates”), S.A.C. MultiQuant Fund, LLC (“SAC MultiQuant”) and S.A.C. Velocity Fund, LLC (“SAC Velocity”);
          (ii) S.A.C. Capital Advisors, Inc. (“SAC Capital Advisors Inc.”) with respect to shares of Common Stock directly beneficially owned by SAC Capital Associates, SAC MultiQuant and SAC Velocity;
          (iii) Sigma Capital Management, LLC (“Sigma Capital Management”) with respect to shares of Common Stock directly beneficially owned by Sigma Capital Associates, LLC (“Sigma Capital Associates”); and
          (iv) Steven A. Cohen with respect to shares of Common Stock beneficially owned by SAC Capital Advisors LP, SAC Capital Advisors Inc., SAC Capital Associates, SAC MultiQuant, SAC Velocity, Sigma Capital Management and Sigma Capital Associates.
     SAC Capital Advisors LP, SAC Capital Advisors Inc., Sigma Capital Management and Steven A. Cohen (collectively, the “Reporting Persons”) expressly disclaim beneficial ownership of securities directly beneficially owned by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons’ management and control.
     (b) The address of the principal business office of (i) SAC Capital Advisors LP, SAC Capital Advisors Inc. and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902 and (ii) Sigma Capital Management is 540 Madison Avenue, New York, New York 10022.
     (c) The principal business of SAC Capital Advisors LP is to serve as investment manager to a variety of private investment funds, including SAC Capital Associates, SAC MultiQuant and SAC Velocity, and to control the investing and trading in securities by these private investment funds. The principal business of Sigma Capital Management is to serve as investment manager to Sigma Capital Associates, and to control the investing and trading in securities by this private investment fund. The principal business of SAC Capital Advisors Inc. is to serve as the general partner of SAC Capital Advisors LP. The principal business of Mr. Cohen is to serve as a principal of SAC Capital Advisors LP, Sigma Capital Management, and other affiliated entities.
     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) SAC Capital Advisors LP is a Delaware limited partnership. Sigma Capital Management is a Delaware limited liability company. SAC Capital Advisors Inc. is a Delaware corporation. Mr. Cohen is a United States citizen.
Item 3. Source and Amount of Funds or Other Consideration.
     The Reporting Persons expended an aggregate of approximately $96,429,811.76 of investment capital to purchase the 2,383,089 (1) shares of Common Stock. Such transactions were effected in open market purchases and acquired in the ordinary course of business and are held by SAC Capital Associates, SAC MultiQuant, SAC Velocity and Sigma Capital Associates in commingled margin accounts, maintained at Credit Suisse First Boston, Deutsche Bank, Goldman Sachs & Co. and Morgan Stanley, which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts may from time to time have debit balances. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.
Item 4. Purpose of Transaction.
     The Reporting Persons acquired the Common Stock subject to this Schedule 13D for investment purposes, in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer.
     On June 2, 2010, ACT Acquisition Sub, Inc., an indirect wholly-owned subsidiary of Alimentation Couche-Tard Inc., filed a tender offer statement on Schedule TO with the Securities and Exchange Commission commencing a tender offer to acquire all outstanding common shares of the Issuer.
     As part of the Reporting Persons’ continuing evaluation of, and preservation of the value of their investment in the Common Stock of the Issuer, the Reporting Persons

may from time to time (i) engage in discussions with certain persons, including, without limitation, management or representatives, the Issuer’s board of directors, other shareholders of the Issuer and other relevant parties, concerning matters with respect to the Reporting Persons’ investment in the Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer and (ii) write letters to, and respond to inquiries from, various parties including, without limitation, the Issuer’s board of directors, management or representatives, other shareholders and other persons or entities regarding the Issuer’s affairs.
     Depending on various factors, including, the Issuer’s financial position and strategic direction, the outcome of the matters referenced above, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters referred to in this Item 4 of Schedule 13D and may, from time to time, acquire or cause affiliates to acquire additional Common Stock of the Issuer, dispose of some or all of their Common Stock of the Issuer, engage in short-selling or hedging or similar transactions with respect to the Common Stock of the Issuer, and/or continue to hold Common Stock of the Issuer. Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a) As of the close of business on September 22, 2010, the Reporting Persons beneficially owned an aggregate of 2,383,089 (1) shares of Common Stock, representing approximately 6.3% (1) of the shares of Common Stock outstanding. The percentages used herein are based upon 37,848,026 shares of Common Stock reported to be outstanding as of September 7, 2010 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 9, 2010.
     SAC Capital Advisors LP, SAC Capital Advisors Inc., Sigma Capital Management and Mr. Cohen own directly no shares of Common Stock. Pursuant to an investment management agreement, SAC Capital Advisors LP maintains investment and voting power with respect to securities held by SAC Capital Associates, SAC MultiQuant and SAC Velocity. SAC Capital Advisors Inc. is the general partner of SAC Capital Advisors LP. Sigma Capital Management maintains investment and voting power with respect to securities held by Sigma Capital Associates. Mr. Cohen controls SAC Capital Advisors Inc. and Sigma Capital Management. By reason of the provisions of Rule 13d-3 of the Act, as amended, each of SAC Capital Advisors LP, SAC Capital Advisors Inc. and Mr. Cohen may be deemed to beneficially own 1,773,089 shares of Common Stock (constituting approximately 4.7% of the shares of Common Stock outstanding) and Sigma Capital Management may be deemed to beneficially own 610,000 (1) shares of

Common Stock (constituting approximately 1.6% (1) of the shares of Common Stock outstanding).
     (1) Includes 160,000 shares of Common Stock receivable upon the exercise of call options held by Sigma Capital Associates.
     (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.
     (i) SAC Capital Advisors LP has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,773,089 shares of Common Stock, constituting 4.7% of such class of securities;
     (ii) SAC Capital Advisors Inc. has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,773,089 shares of Common Stock, constituting 4.7% of such class of securities;
     (iii) Sigma Capital Management has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 610,000 (1) shares of Common Stock, constituting 1.6% (1) of such class of securities; and
     (iv) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,383,089 (1) shares of Common Stock, constituting approximately 6.3% (1) of such class of securities.
     (c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past 60 days is set forth in Schedule A hereto and is incorporated herein by reference. All of such transactions were effected in open market transactions through various brokerage entities on the Nasdaq Stock Market.
     (d) No person other than SAC Capital Advisors LP, SAC Capital Advisors Inc., Sigma Capital Management and Steven A. Cohen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by SAC Capital Associates, SAC MultiQuant, SAC Velocity and Sigma Capital Associates.
     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.
     As noted in Item 5 above, Sigma Capital Associates holds call options to acquire an aggregate of 160,000 shares of Common Stock. Such options have an expiration date of October 16, 2010 and are included in the beneficial ownership amounts reported on this Schedule 13D.
     The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swaps or other similar derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock, the relative value of shares of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which shares of Common Stock may be included, or a combination of any of the foregoing. In addition to the shares of Common Stock reported herein by the Reporting Persons, SAC MultiQuant currently has long economic exposure to 1,703 shares of Common Stock through such contracts. SAC MultiQuant also has short economic exposure to 700 shares of Common Stock through such contracts. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.
Item 7. Material to be filed as Exhibits.
1.	Schedule A — Sixty Day Trading History

2.	Exhibit 99.1 — Joint Filing Agreement

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.
Dated: September 23, 2010

S.A.C. CAPITAL ADVISORS, L.P.
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person

S.A.C. CAPITAL ADVISORS, INC.
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person

SIGMA CAPITAL MANAGEMENT, LLC
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person

STEVEN A. COHEN
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person

Schedule A
SIXTY DAY TRADING HISTORY,
CASEY’S GENERAL STORES, INC.

Date	Name	Amount	Price Per Share ($)
8/25/2010	S.A.C. MultiQuant Fund, LLC	100	37.23
8/25/2010	S.A.C. MultiQuant Fund, LLC	1600	37.25
8/25/2010	S.A.C. MultiQuant Fund, LLC	200	37.26
8/25/2010	S.A.C. MultiQuant Fund, LLC	200	37.28
8/25/2010	S.A.C. MultiQuant Fund, LLC	-200	37.47
8/25/2010	S.A.C. MultiQuant Fund, LLC	-220	37.48
8/25/2010	S.A.C. MultiQuant Fund, LLC	-380	37.49
8/25/2010	S.A.C. MultiQuant Fund, LLC	-300	37.5
8/25/2010	S.A.C. MultiQuant Fund, LLC	-200	37.51
8/25/2010	S.A.C. MultiQuant Fund, LLC	-100	37.54
8/25/2010	S.A.C. MultiQuant Fund, LLC	-200	37.55
8/26/2010	S.A.C. MultiQuant Fund, LLC	-100	36.91
8/26/2010	S.A.C. MultiQuant Fund, LLC	-100	36.92
8/26/2010	S.A.C. MultiQuant Fund, LLC	3100	36.95
8/26/2010	S.A.C. MultiQuant Fund, LLC	-200	36.95
8/26/2010	S.A.C. MultiQuant Fund, LLC	200	36.95
8/26/2010	S.A.C. MultiQuant Fund, LLC	-500	36.96
8/26/2010	S.A.C. MultiQuant Fund, LLC	-600	36.97
8/26/2010	S.A.C. MultiQuant Fund, LLC	-700	36.98
8/26/2010	S.A.C. MultiQuant Fund, LLC	-200	36.99
8/26/2010	S.A.C. MultiQuant Fund, LLC	-500	37
8/26/2010	S.A.C. MultiQuant Fund, LLC	-100	37.01
8/26/2010	S.A.C. MultiQuant Fund, LLC	-100	37.39
8/26/2010	S.A.C. MultiQuant Fund, LLC	-100	37.4
8/26/2010	S.A.C. MultiQuant Fund, LLC	100	37.41
8/26/2010	S.A.C. MultiQuant Fund, LLC	100	37.415
8/26/2010	S.A.C. MultiQuant Fund, LLC	100	37.4175
8/26/2010	S.A.C. MultiQuant Fund, LLC	-100	37.46
8/30/2010	S.A.C. Velocity Fund, LLC	100	38.29
8/30/2010	S.A.C. Velocity Fund, LLC	-100	38.29
8/30/2010	S.A.C. Velocity Fund, LLC	200	38.3
8/30/2010	S.A.C. Velocity Fund, LLC	-200	38.37
8/31/2010	S.A.C. MultiQuant Fund, LLC	300	37.62
8/31/2010	S.A.C. MultiQuant Fund, LLC	100	37.63
8/31/2010	S.A.C. MultiQuant Fund, LLC	100	37.69
8/31/2010	S.A.C. MultiQuant Fund, LLC	100	37.7
8/31/2010	S.A.C. MultiQuant Fund, LLC	100	37.71
8/31/2010	S.A.C. MultiQuant Fund, LLC	100	37.72
8/31/2010	S.A.C. MultiQuant Fund, LLC	100	37.74
8/31/2010	S.A.C. MultiQuant Fund, LLC	100	37.76
9/1/2010	S.A.C. MultiQuant Fund, LLC	200	38.6
9/1/2010	S.A.C. Velocity Fund, LLC	200	38.6
9/1/2010	S.A.C. MultiQuant Fund, LLC	-400	38.76
9/1/2010	S.A.C. Velocity Fund, LLC	-100	38.88
9/1/2010	S.A.C. Velocity Fund, LLC	-100	38.9
9/3/2010	S.A.C. MultiQuant Fund, LLC	100	38.79
9/7/2010	Sigma Capital Associates, LLC	400	41.675
9/7/2010	Sigma Capital Associates, LLC	200	41.6775
9/7/2010	Sigma Capital Associates, LLC	4300	41.68
9/7/2010	Sigma Capital Associates, LLC	600	41.685
9/7/2010	Sigma Capital Associates, LLC	100	41.6875

Date	Name	Amount	Price Per Share ($)
9/7/2010	Sigma Capital Associates, LLC	100	41.69
9/7/2010	S.A.C. MultiQuant Fund, LLC	-100	41.7
9/7/2010	Sigma Capital Associates, LLC	800	41.76
9/7/2010	S.A.C. MultiQuant Fund, LLC	-100	41.77
9/7/2010	Sigma Capital Associates, LLC	2750	41.77
9/7/2010	Sigma Capital Associates, LLC	300	41.775
9/7/2010	S.A.C. MultiQuant Fund, LLC	-300	41.78
9/7/2010	Sigma Capital Associates, LLC	1400	41.78
9/7/2010	Sigma Capital Associates, LLC	1100	41.785
9/7/2010	Sigma Capital Associates, LLC	200	41.7895
9/7/2010	Sigma Capital Associates, LLC	39850	41.79
9/7/2010	Sigma Capital Associates, LLC	800	41.795
9/7/2010	Sigma Capital Associates, LLC	9000	41.8
9/7/2010	S.A.C. Velocity Fund, LLC	-100	41.87
9/7/2010	S.A.C. Velocity Fund, LLC	-100	41.91
9/7/2010	Sigma Capital Associates, LLC	4000	41.93
9/7/2010	Sigma Capital Associates, LLC	17400	41.935
9/7/2010	Sigma Capital Associates, LLC	100	41.9375
9/7/2010	Sigma Capital Associates, LLC	3500	41.94
9/7/2010	Sigma Capital Associates, LLC	100	41.945
9/7/2010	S.A.C. Velocity Fund, LLC	-100	41.95
9/7/2010	Sigma Capital Associates, LLC	3200	41.96
9/7/2010	S.A.C. Velocity Fund, LLC	-100	41.98
9/7/2010	Sigma Capital Associates, LLC	200	41.985
9/7/2010	Sigma Capital Associates, LLC	100	41.9875
9/7/2010	Sigma Capital Associates, LLC	100	41.99
9/7/2010	Sigma Capital Associates, LLC	100	41.9925
9/7/2010	Sigma Capital Associates, LLC	600	41.995
9/7/2010	S.A.C. Velocity Fund, LLC	100	42
9/7/2010	Sigma Capital Associates, LLC	59391	42
9/7/2010	S.A.C. Velocity Fund, LLC	300	42.05
9/7/2010	Sigma Capital Associates, LLC	100	42.245
9/7/2010	Sigma Capital Associates, LLC	600	42.25
9/7/2010	Sigma Capital Associates, LLC	200	42.29
9/7/2010	Sigma Capital Associates, LLC	1600	42.3
9/7/2010	Sigma Capital Associates, LLC	100	42.33
9/7/2010	Sigma Capital Associates, LLC	300	42.335
9/7/2010	Sigma Capital Associates, LLC	3900	42.34
9/7/2010	Sigma Capital Associates, LLC	7505	42.35
9/7/2010	Sigma Capital Associates, LLC	500	42.3527
9/7/2010	Sigma Capital Associates, LLC	500	42.355
9/7/2010	Sigma Capital Associates, LLC	200	42.3575
9/7/2010	Sigma Capital Associates, LLC	5190	42.36
9/7/2010	Sigma Capital Associates, LLC	1400	42.365
9/7/2010	Sigma Capital Associates, LLC	100	42.3675
9/7/2010	Sigma Capital Associates, LLC	3400	42.37
9/7/2010	Sigma Capital Associates, LLC	710	42.375
9/7/2010	Sigma Capital Associates, LLC	10700	42.38
9/7/2010	Sigma Capital Associates, LLC	100	42.385
9/7/2010	Sigma Capital Associates, LLC	200	42.3875
9/7/2010	Sigma Capital Associates, LLC	4503	42.39
9/7/2010	Sigma Capital Associates, LLC	100	42.395

Date	Name	Amount	Price Per Share ($)
9/7/2010	Sigma Capital Associates, LLC	3009	42.4
9/7/2010	Sigma Capital Associates, LLC	600	42.45
9/7/2010	Sigma Capital Associates, LLC	1000	42.46
9/7/2010	Sigma Capital Associates, LLC	1800	42.47
9/7/2010	Sigma Capital Associates, LLC	900	42.51
9/7/2010	Sigma Capital Associates, LLC	92	42.52
9/7/2010	S.A.C. MultiQuant Fund, LLC	200	42.56
9/7/2010	S.A.C. MultiQuant Fund, LLC	200	42.57
9/7/2010	Sigma Capital Associates, LLC	300	42.57
9/7/2010	Sigma Capital Associates, LLC	300	42.575
9/7/2010	S.A.C. MultiQuant Fund, LLC	200	42.58
9/7/2010	Sigma Capital Associates, LLC	1828	42.58
9/7/2010	Sigma Capital Associates, LLC	434	42.585
9/7/2010	S.A.C. MultiQuant Fund, LLC	200	42.59
9/7/2010	Sigma Capital Associates, LLC	11493	42.59
9/7/2010	S.A.C. MultiQuant Fund, LLC	1100	42.6
9/7/2010	S.A.C. MultiQuant Fund, LLC	100	42.61
9/7/2010	S.A.C. MultiQuant Fund, LLC	100	42.63
9/7/2010	Sigma Capital Associates, LLC	200	42.63
9/7/2010	S.A.C. MultiQuant Fund, LLC	100	42.64
9/7/2010	S.A.C. MultiQuant Fund, LLC	100	42.66
9/7/2010	Sigma Capital Associates, LLC	270	42.66
9/7/2010	Sigma Capital Associates, LLC	2891	42.67
9/7/2010	Sigma Capital Associates, LLC	1325	42.675
9/7/2010	Sigma Capital Associates, LLC	4518	42.68
9/7/2010	Sigma Capital Associates, LLC	3700	42.685
9/7/2010	Sigma Capital Associates, LLC	14502	42.69
9/7/2010	Sigma Capital Associates, LLC	200	42.6925
9/7/2010	Sigma Capital Associates, LLC	2500	42.695
9/7/2010	Sigma Capital Associates, LLC	230	42.6975
9/7/2010	Sigma Capital Associates, LLC	5309	42.7
9/8/2010	S.A.C. MultiQuant Fund, LLC	-64	42.27
9/8/2010	S.A.C. MultiQuant Fund, LLC	-100	42.28
9/8/2010	S.A.C. MultiQuant Fund, LLC	-200	42.33
9/8/2010	S.A.C. MultiQuant Fund, LLC	-236	42.34
9/8/2010	S.A.C. MultiQuant Fund, LLC	100	42.36
9/8/2010	S.A.C. MultiQuant Fund, LLC	-200	42.39
9/8/2010	S.A.C. MultiQuant Fund, LLC	300	42.41
9/8/2010	S.A.C. MultiQuant Fund, LLC	-300	42.43
9/8/2010	S.A.C. MultiQuant Fund, LLC	100	42.43
9/8/2010	S.A.C. MultiQuant Fund, LLC	-100	42.44
9/8/2010	S.A.C. MultiQuant Fund, LLC	-100	42.45
9/8/2010	S.A.C. MultiQuant Fund, LLC	-100	42.46
9/8/2010	S.A.C. MultiQuant Fund, LLC	-100	42.49
9/8/2010	S.A.C. MultiQuant Fund, LLC	200	42.53
9/8/2010	S.A.C. MultiQuant Fund, LLC	-100	42.53
9/8/2010	S.A.C. MultiQuant Fund, LLC	100	42.54
9/8/2010	S.A.C. MultiQuant Fund, LLC	800	42.55
9/8/2010	S.A.C. Velocity Fund, LLC	100	42.56
9/8/2010	S.A.C. MultiQuant Fund, LLC	-100	42.57
9/8/2010	S.A.C. MultiQuant Fund, LLC	400	42.57
9/8/2010	S.A.C. Velocity Fund, LLC	300	42.57

Date	Name	Amount	Price Per Share ($)
9/8/2010	S.A.C. MultiQuant Fund, LLC	543	42.58
9/8/2010	S.A.C. Velocity Fund, LLC	500	42.58
9/8/2010	Sigma Capital Associates, LLC	1096	42.5838
9/8/2010	S.A.C. MultiQuant Fund, LLC	-1300	42.6
9/8/2010	S.A.C. Velocity Fund, LLC	300	42.6
9/8/2010	Sigma Capital Associates, LLC	11700	42.6
9/8/2010	S.A.C. Velocity Fund, LLC	200	42.61
9/8/2010	S.A.C. Velocity Fund, LLC	100	42.62
9/8/2010	S.A.C. MultiQuant Fund, LLC	-200	42.63
9/8/2010	S.A.C. Velocity Fund, LLC	100	42.63
9/8/2010	S.A.C. Velocity Fund, LLC	200	42.64
9/8/2010	S.A.C. MultiQuant Fund, LLC	-100	42.65
9/8/2010	S.A.C. Velocity Fund, LLC	100	42.65
9/8/2010	S.A.C. Velocity Fund, LLC	100	42.66
9/8/2010	S.A.C. Velocity Fund, LLC	100	42.67
9/8/2010	S.A.C. MultiQuant Fund, LLC	-100	42.68
9/8/2010	S.A.C. Velocity Fund, LLC	100	42.71
9/8/2010	S.A.C. Velocity Fund, LLC	200	42.72
9/8/2010	S.A.C. MultiQuant Fund, LLC	-200	42.74
9/8/2010	Sigma Capital Associates, LLC	204	42.74
9/8/2010	S.A.C. MultiQuant Fund, LLC	-100	42.76
9/8/2010	S.A.C. MultiQuant Fund, LLC	-100	42.78
9/8/2010	Sigma Capital Associates, LLC	1100	42.7855
9/8/2010	S.A.C. MultiQuant Fund, LLC	-100	42.79
9/8/2010	Sigma Capital Associates, LLC	1000	42.79
9/8/2010	Sigma Capital Associates, LLC	1000	42.815
9/8/2010	S.A.C. MultiQuant Fund, LLC	900	42.85
9/8/2010	Sigma Capital Associates, LLC	300	42.87
9/8/2010	Sigma Capital Associates, LLC	700	42.8729
9/8/2010	Sigma Capital Associates, LLC	600	42.875
9/8/2010	Sigma Capital Associates, LLC	200	42.88
9/8/2010	Sigma Capital Associates, LLC	300	42.8867
9/8/2010	Sigma Capital Associates, LLC	1800	42.89
9/8/2010	S.A.C. Velocity Fund, LLC	-500	42.91
9/8/2010	S.A.C. MultiQuant Fund, LLC	200	42.92
9/8/2010	S.A.C. Velocity Fund, LLC	-1100	42.92
9/8/2010	S.A.C. MultiQuant Fund, LLC	-100	42.93
9/8/2010	S.A.C. Velocity Fund, LLC	-800	42.93
9/8/2010	S.A.C. MultiQuant Fund, LLC	-200	42.95
9/8/2010	S.A.C. MultiQuant Fund, LLC	-500	42.96
9/8/2010	S.A.C. MultiQuant Fund, LLC	-300	42.97
9/8/2010	S.A.C. MultiQuant Fund, LLC	-43	42.98
9/8/2010	S.A.C. MultiQuant Fund, LLC	-100	43
9/8/2010	S.A.C. MultiQuant Fund, LLC	-400	43.03
9/8/2010	Sigma Capital Associates, LLC	400	43.04
9/8/2010	S.A.C. MultiQuant Fund, LLC	-100	43.05
9/8/2010	Sigma Capital Associates, LLC	100	43.05
9/8/2010	S.A.C. MultiQuant Fund, LLC	-100	43.06
9/8/2010	Sigma Capital Associates, LLC	100	43.06
9/8/2010	Sigma Capital Associates, LLC	2100	43.09
9/8/2010	Sigma Capital Associates, LLC	500	43.095
9/8/2010	Sigma Capital Associates, LLC	500	43.1

Date	Name	Amount	Price Per Share ($)
9/8/2010	S.A.C. MultiQuant Fund, LLC	-100	43.11
9/8/2010	Sigma Capital Associates, LLC	500	43.11
9/8/2010	Sigma Capital Associates, LLC	1000	43.115
9/8/2010	Sigma Capital Associates, LLC	1300	43.12
9/8/2010	S.A.C. Capital Associates, LLC	300	43.13
9/8/2010	S.A.C. MultiQuant Fund, LLC	-500	43.13
9/8/2010	Sigma Capital Associates, LLC	400	43.13
9/8/2010	Sigma Capital Associates, LLC	200	43.135
9/8/2010	S.A.C. MultiQuant Fund, LLC	-400	43.14
9/8/2010	Sigma Capital Associates, LLC	800	43.14
9/8/2010	Sigma Capital Associates, LLC	400	43.145
9/8/2010	S.A.C. Capital Associates, LLC	4200	43.15
9/8/2010	S.A.C. MultiQuant Fund, LLC	-100	43.15
9/8/2010	Sigma Capital Associates, LLC	6503	43.15
9/8/2010	Sigma Capital Associates, LLC	100	43.155
9/8/2010	Sigma Capital Associates, LLC	100	43.16
9/8/2010	S.A.C. MultiQuant Fund, LLC	-100	43.17
9/8/2010	Sigma Capital Associates, LLC	200	43.17
9/8/2010	Sigma Capital Associates, LLC	2905	43.18
9/8/2010	S.A.C. MultiQuant Fund, LLC	-100	43.19
9/8/2010	Sigma Capital Associates, LLC	5300	43.19
9/8/2010	S.A.C. Capital Associates, LLC	3400	43.2
9/8/2010	S.A.C. MultiQuant Fund, LLC	-100	43.2
9/8/2010	Sigma Capital Associates, LLC	4183	43.21
9/8/2010	S.A.C. Capital Associates, LLC	900	43.22
9/8/2010	S.A.C. Capital Associates, LLC	859	43.23
9/8/2010	Sigma Capital Associates, LLC	2609	43.23
9/8/2010	S.A.C. Capital Associates, LLC	100	43.24
9/8/2010	Sigma Capital Associates, LLC	6200	43.24
9/8/2010	Sigma Capital Associates, LLC	100	43.245
9/8/2010	S.A.C. Capital Associates, LLC	5700	43.25
9/8/2010	S.A.C. MultiQuant Fund, LLC	-100	43.25
9/8/2010	Sigma Capital Associates, LLC	8500	43.25
9/8/2010	S.A.C. MultiQuant Fund, LLC	-100	43.28
9/8/2010	S.A.C. MultiQuant Fund, LLC	-100	43.41
9/8/2010	S.A.C. MultiQuant Fund, LLC	-100	43.43
9/8/2010	S.A.C. MultiQuant Fund, LLC	-200	43.44
9/9/2010	S.A.C. Velocity Fund, LLC	-500	43.05
9/9/2010	S.A.C. Velocity Fund, LLC	100	43.06
9/9/2010	Sigma Capital Associates, LLC	8400	43.06
9/9/2010	S.A.C. Velocity Fund, LLC	100	43.07
9/9/2010	Sigma Capital Associates, LLC	1000	43.07
9/9/2010	Sigma Capital Associates, LLC	200	43.075
9/9/2010	Sigma Capital Associates, LLC	5400	43.08
9/9/2010	Sigma Capital Associates, LLC	800	43.085
9/9/2010	Sigma Capital Associates, LLC	20900	43.09
9/9/2010	S.A.C. Velocity Fund, LLC	100	43.1
9/9/2010	Sigma Capital Associates, LLC	23300	43.1
9/9/2010	S.A.C. Capital Associates, LLC	3300	43.119999
9/9/2010	S.A.C. Velocity Fund, LLC	100	43.12
9/9/2010	S.A.C. Capital Associates, LLC	1755	43.130001
9/9/2010	S.A.C. Velocity Fund, LLC	100	43.14

Date	Name	Amount	Price Per Share ($)
9/9/2010	Sigma Capital Associates, LLC	1700	43.14
9/9/2010	Sigma Capital Associates, LLC	200	43.145
9/9/2010	Sigma Capital Associates, LLC	7000	43.15
9/9/2010	S.A.C. Capital Associates, LLC	100	43.18
9/9/2010	S.A.C. Capital Associates, LLC	1009	43.19
9/9/2010	S.A.C. Capital Associates, LLC	36600	43.2
9/9/2010	S.A.C. Capital Associates, LLC	500	43.21
9/9/2010	S.A.C. Capital Associates, LLC	900	43.22
9/9/2010	Sigma Capital Associates, LLC	300	43.235
9/9/2010	Sigma Capital Associates, LLC	3400	43.24
9/9/2010	Sigma Capital Associates, LLC	300	43.2475
9/9/2010	Sigma Capital Associates, LLC	12000	43.25
9/9/2010	S.A.C. Capital Associates, LLC	869	43.3
9/9/2010	S.A.C. Capital Associates, LLC	300	43.33
9/9/2010	S.A.C. Capital Associates, LLC	600	43.34
9/9/2010	S.A.C. Capital Associates, LLC	1500	43.35
9/9/2010	Sigma Capital Associates, LLC	1200	43.36
9/9/2010	Sigma Capital Associates, LLC	300	43.365
9/9/2010	Sigma Capital Associates, LLC	2500	43.37
9/9/2010	S.A.C. Capital Associates, LLC	791	43.38
9/9/2010	S.A.C. Capital Associates, LLC	1031	43.39
9/9/2010	S.A.C. Capital Associates, LLC	5200	43.4
9/9/2010	S.A.C. Capital Associates, LLC	300	43.41
9/9/2010	S.A.C. Capital Associates, LLC	400	43.42
9/9/2010	S.A.C. MultiQuant Fund, LLC	-200	43.42
9/9/2010	Sigma Capital Associates, LLC	100	43.42
9/9/2010	S.A.C. Capital Associates, LLC	800	43.43
9/9/2010	S.A.C. Capital Associates, LLC	1000	43.44
9/9/2010	Sigma Capital Associates, LLC	200	43.445
9/9/2010	S.A.C. Capital Associates, LLC	44447	43.45
9/9/2010	Sigma Capital Associates, LLC	900	43.45
9/9/2010	S.A.C. Capital Associates, LLC	100	43.4525
9/9/2010	S.A.C. Capital Associates, LLC	1400	43.455
9/9/2010	S.A.C. Capital Associates, LLC	4580	43.46
9/9/2010	S.A.C. Capital Associates, LLC	900	43.463
9/9/2010	S.A.C. Capital Associates, LLC	500	43.465
9/9/2010	S.A.C. Capital Associates, LLC	900	43.47
9/9/2010	S.A.C. Capital Associates, LLC	300	43.475
9/9/2010	S.A.C. Capital Associates, LLC	3492	43.48
9/9/2010	S.A.C. Capital Associates, LLC	500	43.49
9/9/2010	S.A.C. Capital Associates, LLC	3145	43.5
9/9/2010	Sigma Capital Associates, LLC	10512	43.52
9/9/2010	Sigma Capital Associates, LLC	2300	43.525
9/9/2010	Sigma Capital Associates, LLC	200	43.5275
9/9/2010	S.A.C. Capital Associates, LLC	174	43.53
9/9/2010	Sigma Capital Associates, LLC	5600	43.53
9/9/2010	S.A.C. Capital Associates, LLC	900	43.54
9/9/2010	Sigma Capital Associates, LLC	100	43.54
9/9/2010	S.A.C. Capital Associates, LLC	47207	43.55
9/9/2010	Sigma Capital Associates, LLC	4900	43.55
9/9/2010	S.A.C. Capital Associates, LLC	700	43.57
9/9/2010	S.A.C. MultiQuant Fund, LLC	-900	43.57

Date	Name	Amount	Price Per Share ($)
9/9/2010	S.A.C. Capital Associates, LLC	5000	43.58
9/9/2010	S.A.C. Capital Associates, LLC	400	43.59
9/9/2010	S.A.C. Capital Associates, LLC	5858	43.6
9/9/2010	S.A.C. MultiQuant Fund, LLC	-300	43.63
9/9/2010	S.A.C. Capital Associates, LLC	1300	43.64
9/9/2010	S.A.C. Capital Associates, LLC	1509	43.65
9/9/2010	Sigma Capital Associates, LLC	300	43.65
9/9/2010	S.A.C. Capital Associates, LLC	300	43.655
9/9/2010	S.A.C. Capital Associates, LLC	2700	43.66
9/9/2010	Sigma Capital Associates, LLC	988	43.66
9/9/2010	S.A.C. Capital Associates, LLC	1000	43.67
9/9/2010	S.A.C. Capital Associates, LLC	1100	43.68
9/9/2010	S.A.C. Capital Associates, LLC	800	43.69
9/9/2010	S.A.C. MultiQuant Fund, LLC	-200	43.69
9/9/2010	S.A.C. Capital Associates, LLC	10381	43.7
9/9/2010	S.A.C. MultiQuant Fund, LLC	700	43.7
9/9/2010	S.A.C. MultiQuant Fund, LLC	-100	43.7
9/9/2010	S.A.C. MultiQuant Fund, LLC	400	43.7
9/9/2010	S.A.C. Capital Associates, LLC	1100	43.71
9/9/2010	S.A.C. MultiQuant Fund, LLC	300	43.71
9/9/2010	S.A.C. Capital Associates, LLC	2880	43.72
9/9/2010	S.A.C. Capital Associates, LLC	2100	43.73
9/9/2010	S.A.C. MultiQuant Fund, LLC	100	43.73
9/9/2010	S.A.C. Capital Associates, LLC	11274	43.74
9/9/2010	S.A.C. MultiQuant Fund, LLC	-400	43.74
9/9/2010	S.A.C. Capital Associates, LLC	700	43.740002
9/9/2010	S.A.C. Capital Associates, LLC	208224	43.75
9/9/2010	S.A.C. MultiQuant Fund, LLC	-300	43.75
9/9/2010	S.A.C. Capital Associates, LLC	2200	43.755001
9/9/2010	S.A.C. Capital Associates, LLC	1200	43.7575
9/9/2010	S.A.C. Capital Associates, LLC	400	43.759499
9/9/2010	S.A.C. Capital Associates, LLC	3200	43.759998
9/9/2010	S.A.C. Capital Associates, LLC	21631	43.76
9/9/2010	S.A.C. Capital Associates, LLC	6841	43.77
9/9/2010	S.A.C. MultiQuant Fund, LLC	200	43.77
9/9/2010	S.A.C. Capital Associates, LLC	180	43.7715
9/9/2010	S.A.C. Capital Associates, LLC	200	43.772499
9/9/2010	S.A.C. Capital Associates, LLC	500	43.775002
9/9/2010	S.A.C. Capital Associates, LLC	700	43.7775
9/9/2010	S.A.C. Capital Associates, LLC	6700	43.779999
9/9/2010	S.A.C. MultiQuant Fund, LLC	100	43.78
9/9/2010	S.A.C. Capital Associates, LLC	7200	43.785
9/9/2010	S.A.C. Capital Associates, LLC	600	43.787498
9/9/2010	S.A.C. MultiQuant Fund, LLC	200	43.79
9/9/2010	S.A.C. Capital Associates, LLC	5197	43.790001
9/9/2010	S.A.C. Capital Associates, LLC	200	43.794998
9/9/2010	S.A.C. Capital Associates, LLC	1700	43.799999
9/9/2010	S.A.C. Capital Associates, LLC	26104	43.8
9/9/2010	S.A.C. MultiQuant Fund, LLC	-300	43.8
9/9/2010	S.A.C. Capital Associates, LLC	1400	43.810001
9/9/2010	S.A.C. Capital Associates, LLC	1709	43.83
9/9/2010	S.A.C. Capital Associates, LLC	400	43.830002

Date	Name	Amount	Price Per Share ($)
9/9/2010	S.A.C. Capital Associates, LLC	2900	43.84
9/9/2010	S.A.C. Capital Associates, LLC	300	43.845001
9/9/2010	S.A.C. Capital Associates, LLC	400	43.8475
9/9/2010	S.A.C. Capital Associates, LLC	1201	43.849998
9/9/2010	S.A.C. Capital Associates, LLC	86967	43.85
9/9/2010	S.A.C. Capital Associates, LLC	400	43.852001
9/9/2010	S.A.C. Capital Associates, LLC	500	43.852699
9/9/2010	S.A.C. Capital Associates, LLC	500	43.855
9/9/2010	S.A.C. Capital Associates, LLC	200	43.855999
9/9/2010	S.A.C. Capital Associates, LLC	700	43.857498
9/9/2010	S.A.C. Capital Associates, LLC	100	43.86
9/9/2010	S.A.C. Capital Associates, LLC	4000	43.860001
9/9/2010	S.A.C. Capital Associates, LLC	700	43.865002
9/9/2010	S.A.C. Capital Associates, LLC	300	43.867001
9/9/2010	S.A.C. Capital Associates, LLC	400	43.8675
9/9/2010	S.A.C. Capital Associates, LLC	1103	43.869999
9/9/2010	S.A.C. Capital Associates, LLC	1100	43.87
9/9/2010	S.A.C. MultiQuant Fund, LLC	100	43.87
9/9/2010	S.A.C. Capital Associates, LLC	3800	43.88
9/9/2010	S.A.C. Capital Associates, LLC	2400	43.880001
9/9/2010	S.A.C. Capital Associates, LLC	689	43.889999
9/9/2010	S.A.C. Capital Associates, LLC	10415	43.89
9/9/2010	S.A.C. Capital Associates, LLC	17698	43.9
9/9/2010	S.A.C. MultiQuant Fund, LLC	69	43.9
9/9/2010	S.A.C. Capital Associates, LLC	3810	43.900002
9/9/2010	S.A.C. Capital Associates, LLC	4670	43.91
9/9/2010	S.A.C. Capital Associates, LLC	200	43.919998
9/9/2010	S.A.C. Capital Associates, LLC	4600	43.92
9/9/2010	S.A.C. Capital Associates, LLC	3035	43.93
9/9/2010	S.A.C. Capital Associates, LLC	9800	43.94
9/9/2010	S.A.C. Capital Associates, LLC	7410	43.95
9/9/2010	S.A.C. Capital Associates, LLC	1100	43.950001
9/9/2010	S.A.C. Capital Associates, LLC	6000	43.959999
9/9/2010	S.A.C. Capital Associates, LLC	18388	43.96
9/9/2010	S.A.C. Capital Associates, LLC	200	43.965
9/9/2010	S.A.C. Capital Associates, LLC	6507	43.97
9/9/2010	S.A.C. Capital Associates, LLC	4999	43.970001
9/9/2010	S.A.C. Capital Associates, LLC	25227	43.98
9/9/2010	S.A.C. Capital Associates, LLC	21300	43.99
9/9/2010	S.A.C. Capital Associates, LLC	650	43.990002
9/9/2010	S.A.C. Capital Associates, LLC	200	43.994999
9/9/2010	S.A.C. Capital Associates, LLC	105762	44
9/9/2010	S.A.C. Capital Associates, LLC	300	44.005001
9/9/2010	S.A.C. Capital Associates, LLC	100	44.006001
9/9/2010	S.A.C. Capital Associates, LLC	300	44.008999
9/9/2010	S.A.C. Capital Associates, LLC	2877	44.009998
9/9/2010	S.A.C. Capital Associates, LLC	200	44.014999
9/9/2010	S.A.C. Capital Associates, LLC	2823	44.02
9/9/2010	S.A.C. Capital Associates, LLC	500	44.03
9/9/2010	S.A.C. Capital Associates, LLC	5023	44.04
9/10/2010	S.A.C. Capital Associates, LLC	312	43.37
9/10/2010	S.A.C. Capital Associates, LLC	100	43.375

Date	Name	Amount	Price Per Share ($)
9/10/2010	S.A.C. Capital Associates, LLC	300	43.3767
9/10/2010	S.A.C. Capital Associates, LLC	1000	43.377
9/10/2010	S.A.C. Capital Associates, LLC	400	43.38
9/10/2010	S.A.C. MultiQuant Fund, LLC	-100	43.38
9/10/2010	S.A.C. Capital Associates, LLC	400	43.380001
9/10/2010	S.A.C. Capital Associates, LLC	1000	43.381
9/10/2010	S.A.C. Capital Associates, LLC	1000	43.383
9/10/2010	S.A.C. Capital Associates, LLC	300	43.384998
9/10/2010	S.A.C. Capital Associates, LLC	400	43.387501
9/10/2010	S.A.C. Capital Associates, LLC	100	43.389999
9/10/2010	S.A.C. Capital Associates, LLC	300	43.39
9/10/2010	S.A.C. Capital Associates, LLC	300	43.3933
9/10/2010	S.A.C. Capital Associates, LLC	1000	43.398
9/10/2010	S.A.C. Capital Associates, LLC	50233	43.4
9/10/2010	S.A.C. MultiQuant Fund, LLC	-100	43.4
9/10/2010	S.A.C. MultiQuant Fund, LLC	200	43.4
9/10/2010	S.A.C. MultiQuant Fund, LLC	-500	43.4
9/10/2010	S.A.C. Capital Associates, LLC	500	43.400002
9/10/2010	S.A.C. Capital Associates, LLC	500	43.404999
9/10/2010	S.A.C. Capital Associates, LLC	1000	43.406
9/10/2010	S.A.C. Capital Associates, LLC	600	43.4067
9/10/2010	S.A.C. Capital Associates, LLC	1000	43.407
9/10/2010	S.A.C. Capital Associates, LLC	1200	43.41
9/10/2010	S.A.C. MultiQuant Fund, LLC	100	43.41
9/10/2010	S.A.C. Capital Associates, LLC	1000	43.411
9/10/2010	S.A.C. Capital Associates, LLC	1000	43.413
9/10/2010	S.A.C. Capital Associates, LLC	300	43.4133
9/10/2010	S.A.C. Capital Associates, LLC	1055	43.4166
9/10/2010	S.A.C. Capital Associates, LLC	2000	43.418
9/10/2010	S.A.C. Capital Associates, LLC	3000	43.42
9/10/2010	S.A.C. MultiQuant Fund, LLC	500	43.42
9/10/2010	S.A.C. Capital Associates, LLC	1000	43.421
9/10/2010	S.A.C. Capital Associates, LLC	434	43.4215
9/10/2010	S.A.C. Capital Associates, LLC	1100	43.4218
9/10/2010	S.A.C. Capital Associates, LLC	800	43.4225
9/10/2010	S.A.C. Capital Associates, LLC	1000	43.423
9/10/2010	S.A.C. Capital Associates, LLC	500	43.424
9/10/2010	S.A.C. Capital Associates, LLC	2000	43.426
9/10/2010	S.A.C. Capital Associates, LLC	1000	43.427
9/10/2010	S.A.C. Capital Associates, LLC	600	43.4283
9/10/2010	S.A.C. Capital Associates, LLC	1000	43.429
9/10/2010	S.A.C. Capital Associates, LLC	782	43.4298
9/10/2010	S.A.C. Capital Associates, LLC	2600	43.43
9/10/2010	S.A.C. MultiQuant Fund, LLC	100	43.43
9/10/2010	S.A.C. Capital Associates, LLC	1000	43.431
9/10/2010	S.A.C. Capital Associates, LLC	1100	43.4318
9/10/2010	S.A.C. Capital Associates, LLC	200	43.435001
9/10/2010	S.A.C. Capital Associates, LLC	2000	43.436
9/10/2010	S.A.C. Capital Associates, LLC	666	43.437
9/10/2010	S.A.C. Capital Associates, LLC	600	43.44
9/10/2010	S.A.C. Capital Associates, LLC	300	43.4433
9/10/2010	S.A.C. Capital Associates, LLC	100	43.445

Date	Name	Amount	Price Per Share ($)
9/10/2010	S.A.C. Capital Associates, LLC	200	43.45
9/10/2010	S.A.C. Capital Associates, LLC	1000	43.452499
9/10/2010	S.A.C. Capital Associates, LLC	1040	43.4575
9/10/2010	S.A.C. Capital Associates, LLC	440	43.459999
9/10/2010	S.A.C. Capital Associates, LLC	400	43.465
9/10/2010	S.A.C. Capital Associates, LLC	800	43.467499
9/10/2010	S.A.C. MultiQuant Fund, LLC	603	43.47
9/10/2010	S.A.C. MultiQuant Fund, LLC	-100	43.47
9/10/2010	S.A.C. Capital Associates, LLC	3019	43.470001
9/10/2010	S.A.C. Capital Associates, LLC	100	43.4725
9/10/2010	S.A.C. Capital Associates, LLC	1060	43.4737
9/10/2010	S.A.C. Capital Associates, LLC	100	43.474998
9/10/2010	S.A.C. Capital Associates, LLC	300	43.477501
9/10/2010	S.A.C. Capital Associates, LLC	1000	43.479
9/10/2010	S.A.C. Capital Associates, LLC	2041	43.48
9/10/2010	S.A.C. Capital Associates, LLC	1000	43.485001
9/10/2010	S.A.C. Capital Associates, LLC	3100	43.487499
9/10/2010	S.A.C. MultiQuant Fund, LLC	300	43.49
9/10/2010	S.A.C. Capital Associates, LLC	7300	43.490002
9/10/2010	S.A.C. Capital Associates, LLC	1000	43.493
9/10/2010	S.A.C. Capital Associates, LLC	800	43.494999
9/10/2010	S.A.C. Capital Associates, LLC	1200	43.497501
9/10/2010	S.A.C. Capital Associates, LLC	2800	43.5
9/10/2010	S.A.C. MultiQuant Fund, LLC	-200	43.5
9/10/2010	S.A.C. MultiQuant Fund, LLC	500	43.5
9/10/2010	S.A.C. Capital Associates, LLC	100	43.500099
9/10/2010	S.A.C. Capital Associates, LLC	500	43.505001
9/10/2010	S.A.C. Capital Associates, LLC	400	43.506001
9/10/2010	S.A.C. Capital Associates, LLC	700	43.5075
9/10/2010	S.A.C. Capital Associates, LLC	500	43.509998
9/10/2010	S.A.C. Capital Associates, LLC	300	43.51
9/10/2010	S.A.C. MultiQuant Fund, LLC	200	43.51
9/10/2010	S.A.C. Capital Associates, LLC	760	43.5179
9/10/2010	S.A.C. Capital Associates, LLC	1800	43.52
9/10/2010	S.A.C. Capital Associates, LLC	1000	43.524
9/10/2010	S.A.C. Capital Associates, LLC	1000	43.526
9/10/2010	S.A.C. Capital Associates, LLC	340	43.5288
9/10/2010	S.A.C. Capital Associates, LLC	700	43.529999
9/10/2010	S.A.C. Capital Associates, LLC	1598	43.53
9/10/2010	S.A.C. Capital Associates, LLC	8877	43.55
9/10/2010	S.A.C. Capital Associates, LLC	1000	43.553
9/10/2010	S.A.C. MultiQuant Fund, LLC	100	43.56
9/10/2010	S.A.C. Capital Associates, LLC	1020	43.5653
9/10/2010	S.A.C. Capital Associates, LLC	1000	43.587
9/10/2010	S.A.C. Capital Associates, LLC	1097	43.59
9/10/2010	S.A.C. MultiQuant Fund, LLC	100	43.59
9/10/2010	S.A.C. Capital Associates, LLC	1000	43.597
9/10/2010	S.A.C. Capital Associates, LLC	3600	43.599998
9/10/2010	S.A.C. Capital Associates, LLC	45832	43.6
9/10/2010	S.A.C. MultiQuant Fund, LLC	400	43.6
9/10/2010	S.A.C. MultiQuant Fund, LLC	-100	43.6
9/10/2010	S.A.C. Capital Associates, LLC	2034	43.605

Date	Name	Amount	Price Per Share ($)
9/10/2010	S.A.C. Capital Associates, LLC	2300	43.607498
9/10/2010	S.A.C. Capital Associates, LLC	1000	43.61
9/10/2010	S.A.C. MultiQuant Fund, LLC	-400	43.61
9/10/2010	S.A.C. Capital Associates, LLC	10674	43.610001
9/10/2010	S.A.C. Capital Associates, LLC	3600	43.613998
9/10/2010	S.A.C. Capital Associates, LLC	11000	43.615002
9/10/2010	S.A.C. Capital Associates, LLC	400	43.616001
9/10/2010	S.A.C. Capital Associates, LLC	400	43.6175
9/10/2010	S.A.C. Capital Associates, LLC	1800	43.619999
9/10/2010	S.A.C. Capital Associates, LLC	68294	43.62
9/10/2010	S.A.C. MultiQuant Fund, LLC	-300	43.62
9/10/2010	S.A.C. Capital Associates, LLC	3900	43.622002
9/10/2010	S.A.C. Capital Associates, LLC	2692	43.625
9/10/2010	S.A.C. MultiQuant Fund, LLC	-200	43.63
9/10/2010	S.A.C. Capital Associates, LLC	200	43.630001
9/10/2010	S.A.C. Capital Associates, LLC	5800	43.639999
9/10/2010	S.A.C. Capital Associates, LLC	2100	43.650002
9/10/2010	Sigma Capital Associates, LLC	1200	43.6525
9/10/2010	Sigma Capital Associates, LLC	1600	43.655
9/10/2010	Sigma Capital Associates, LLC	800	43.66
9/10/2010	Sigma Capital Associates, LLC	800	43.6688
9/10/2010	Sigma Capital Associates, LLC	15600	43.68
9/13/2010	S.A.C. Capital Associates, LLC	600	43.669998
9/13/2010	S.A.C. MultiQuant Fund, LLC	400	43.68
9/13/2010	S.A.C. Capital Associates, LLC	990	43.689999
9/13/2010	S.A.C. Capital Associates, LLC	11208	43.700001
9/13/2010	S.A.C. Capital Associates, LLC	400	43.709999
9/13/2010	S.A.C. MultiQuant Fund, LLC	500	43.71
9/13/2010	S.A.C. Capital Associates, LLC	2194	43.720001
9/13/2010	S.A.C. Capital Associates, LLC	2200	43.73
9/13/2010	S.A.C. MultiQuant Fund, LLC	500	43.73
9/13/2010	S.A.C. Capital Associates, LLC	8800	43.735001
9/13/2010	S.A.C. Capital Associates, LLC	1680	43.740002
9/13/2010	S.A.C. Capital Associates, LLC	500	43.744999
9/13/2010	S.A.C. Capital Associates, LLC	100	43.745998
9/13/2010	S.A.C. Capital Associates, LLC	200	43.747501
9/13/2010	S.A.C. Capital Associates, LLC	10952	43.75
9/13/2010	S.A.C. Capital Associates, LLC	14666	43.76
9/13/2010	S.A.C. MultiQuant Fund, LLC	300	43.76
9/13/2010	S.A.C. Capital Associates, LLC	2971	43.77
9/13/2010	S.A.C. Capital Associates, LLC	5000	43.779999
9/13/2010	S.A.C. MultiQuant Fund, LLC	200	43.78
9/13/2010	S.A.C. Capital Associates, LLC	58	43.79
9/13/2010	S.A.C. MultiQuant Fund, LLC	-400	43.79
9/13/2010	S.A.C. Capital Associates, LLC	200	43.794998
9/13/2010	S.A.C. Capital Associates, LLC	2100	43.799999
9/13/2010	S.A.C. Capital Associates, LLC	3670	43.8
9/13/2010	S.A.C. Capital Associates, LLC	4555	43.81
9/13/2010	S.A.C. MultiQuant Fund, LLC	-400	43.83
9/13/2010	S.A.C. Capital Associates, LLC	1300	43.830002
9/13/2010	S.A.C. Capital Associates, LLC	900	43.834999
9/13/2010	S.A.C. Capital Associates, LLC	1500	43.84

Date	Name	Amount	Price Per Share ($)
9/13/2010	S.A.C. MultiQuant Fund, LLC	-300	43.84
9/13/2010	S.A.C. Capital Associates, LLC	1100	43.849998
9/13/2010	S.A.C. Capital Associates, LLC	700	43.855
9/13/2010	S.A.C. MultiQuant Fund, LLC	-100	43.86
9/13/2010	S.A.C. Capital Associates, LLC	4300	43.860001
9/13/2010	S.A.C. MultiQuant Fund, LLC	100	43.865
9/13/2010	S.A.C. Capital Associates, LLC	1000	43.869999
9/13/2010	S.A.C. MultiQuant Fund, LLC	-300	43.87
9/13/2010	S.A.C. Capital Associates, LLC	500	43.875
9/13/2010	S.A.C. Capital Associates, LLC	100	43.877499
9/13/2010	S.A.C. Capital Associates, LLC	1300	43.880001
9/13/2010	S.A.C. Capital Associates, LLC	8600	43.889999
9/13/2010	S.A.C. Capital Associates, LLC	500	43.91
9/13/2010	S.A.C. Capital Associates, LLC	889	43.93
9/13/2010	S.A.C. Capital Associates, LLC	4811	43.939999
9/13/2010	S.A.C. MultiQuant Fund, LLC	100	43.94
9/13/2010	S.A.C. Capital Associates, LLC	2876	43.950001
9/13/2010	S.A.C. MultiQuant Fund, LLC	-100	43.97
9/13/2010	S.A.C. Capital Associates, LLC	10656	43.98
9/13/2010	S.A.C. Capital Associates, LLC	5301	43.99
9/13/2010	S.A.C. Capital Associates, LLC	423	44
9/14/2010	S.A.C. MultiQuant Fund, LLC	400	43.85
9/14/2010	S.A.C. MultiQuant Fund, LLC	100	43.87
9/14/2010	S.A.C. Velocity Fund, LLC	-100	43.87
9/14/2010	S.A.C. Velocity Fund, LLC	-100	43.9
9/14/2010	S.A.C. MultiQuant Fund, LLC	400	43.94
9/14/2010	S.A.C. Capital Associates, LLC	100	43.966999
9/14/2010	S.A.C. MultiQuant Fund, LLC	-100	43.97
9/14/2010	S.A.C. Velocity Fund, LLC	-100	43.97
9/14/2010	S.A.C. Capital Associates, LLC	600	43.970001
9/14/2010	S.A.C. Capital Associates, LLC	50	43.973
9/14/2010	S.A.C. Capital Associates, LLC	700	43.974998
9/14/2010	S.A.C. Capital Associates, LLC	300	43.977001
9/14/2010	S.A.C. Capital Associates, LLC	700	43.98
9/14/2010	S.A.C. MultiQuant Fund, LLC	-300	43.98
9/14/2010	S.A.C. Velocity Fund, LLC	-100	43.98
9/14/2010	S.A.C. MultiQuant Fund, LLC	-500	43.99
9/14/2010	S.A.C. Capital Associates, LLC	100	43.990002
9/14/2010	S.A.C. Capital Associates, LLC	2000	43.994999
9/14/2010	S.A.C. Capital Associates, LLC	1134	43.9997
9/14/2010	S.A.C. Capital Associates, LLC	26284	44
9/14/2010	S.A.C. Capital Associates, LLC	1000	44.001
9/14/2010	S.A.C. Capital Associates, LLC	1200	44.0183
9/14/2010	S.A.C. Capital Associates, LLC	4600	44.02
9/14/2010	S.A.C. MultiQuant Fund, LLC	-300	44.02
9/14/2010	S.A.C. Capital Associates, LLC	10505	44.03
9/14/2010	S.A.C. Capital Associates, LLC	1200	44.035
9/14/2010	S.A.C. Capital Associates, LLC	1044	44.0377
9/14/2010	S.A.C. Capital Associates, LLC	12958	44.05
9/14/2010	S.A.C. Velocity Fund, LLC	200	44.055
9/14/2010	S.A.C. Velocity Fund, LLC	300	44.06
9/14/2010	S.A.C. MultiQuant Fund, LLC	200	44.08

Date	Name	Amount	Price Per Share ($)
9/14/2010	S.A.C. Velocity Fund, LLC	-100	44.08
9/14/2010	S.A.C. MultiQuant Fund, LLC	200	44.12
9/14/2010	S.A.C. MultiQuant Fund, LLC	100	44.16
9/14/2010	S.A.C. MultiQuant Fund, LLC	100	44.17
9/14/2010	S.A.C. MultiQuant Fund, LLC	100	44.2
9/14/2010	S.A.C. Capital Associates, LLC	100	44.209999
9/14/2010	S.A.C. MultiQuant Fund, LLC	200	44.21
9/14/2010	S.A.C. Capital Associates, LLC	391	44.220001
9/14/2010	S.A.C. Capital Associates, LLC	509	44.23
9/14/2010	S.A.C. MultiQuant Fund, LLC	100	44.23
9/14/2010	S.A.C. Capital Associates, LLC	400	44.25
9/14/2010	S.A.C. Capital Associates, LLC	1000	44.259998
9/14/2010	S.A.C. Capital Associates, LLC	300	44.27
9/14/2010	S.A.C. MultiQuant Fund, LLC	-7	44.28
9/14/2010	S.A.C. Capital Associates, LLC	200	44.299999
9/14/2010	S.A.C. MultiQuant Fund, LLC	300	44.3
9/14/2010	S.A.C. MultiQuant Fund, LLC	-100	44.31
9/14/2010	S.A.C. MultiQuant Fund, LLC	200	44.31
9/14/2010	S.A.C. Capital Associates, LLC	108	44.310001
9/14/2010	S.A.C. Capital Associates, LLC	200	44.330002
9/14/2010	S.A.C. Capital Associates, LLC	1192	44.34
9/14/2010	S.A.C. MultiQuant Fund, LLC	-300	44.34
9/14/2010	S.A.C. Capital Associates, LLC	200	44.349998
9/14/2010	S.A.C. MultiQuant Fund, LLC	400	44.35
9/14/2010	S.A.C. MultiQuant Fund, LLC	-100	44.35
9/14/2010	S.A.C. MultiQuant Fund, LLC	100	44.36
9/14/2010	S.A.C. Capital Associates, LLC	200	44.369999
9/14/2010	S.A.C. Capital Associates, LLC	800	44.375
9/14/2010	S.A.C. MultiQuant Fund, LLC	-300	44.38
9/14/2010	S.A.C. Capital Associates, LLC	200	44.380001
9/14/2010	S.A.C. Capital Associates, LLC	860	44.389999
9/14/2010	S.A.C. MultiQuant Fund, LLC	-600	44.39
9/14/2010	S.A.C. MultiQuant Fund, LLC	-300	44.4
9/14/2010	S.A.C. Capital Associates, LLC	640	44.400002
9/14/2010	S.A.C. Capital Associates, LLC	700	44.419998
9/14/2010	S.A.C. Capital Associates, LLC	400	44.439999
9/14/2010	S.A.C. Capital Associates, LLC	600	44.450001
9/15/2010	S.A.C. MultiQuant Fund, LLC	100	43.79
9/15/2010	S.A.C. MultiQuant Fund, LLC	200	43.86
9/15/2010	S.A.C. MultiQuant Fund, LLC	200	43.87
9/15/2010	S.A.C. MultiQuant Fund, LLC	200	43.9
9/15/2010	S.A.C. MultiQuant Fund, LLC	100	43.91
9/15/2010	S.A.C. MultiQuant Fund, LLC	100	43.92
9/15/2010	S.A.C. MultiQuant Fund, LLC	100	43.93
9/15/2010	S.A.C. MultiQuant Fund, LLC	300	43.94
9/15/2010	S.A.C. MultiQuant Fund, LLC	500	43.95
9/15/2010	S.A.C. MultiQuant Fund, LLC	500	43.96
9/15/2010	S.A.C. MultiQuant Fund, LLC	400	43.97
9/15/2010	S.A.C. MultiQuant Fund, LLC	100	43.985
9/15/2010	S.A.C. MultiQuant Fund, LLC	100	43.99
9/15/2010	S.A.C. MultiQuant Fund, LLC	100	44.04
9/15/2010	S.A.C. MultiQuant Fund, LLC	100	44.06

Date	Name	Amount	Price Per Share ($)
9/15/2010	S.A.C. MultiQuant Fund, LLC	-235	44.08
9/15/2010	S.A.C. MultiQuant Fund, LLC	100	44.09
9/15/2010	S.A.C. Capital Associates, LLC	200	44.139999
9/15/2010	S.A.C. Capital Associates, LLC	-136	44.14
9/15/2010	S.A.C. MultiQuant Fund, LLC	100	44.14
9/15/2010	S.A.C. Capital Associates, LLC	-500	44.15
9/15/2010	S.A.C. MultiQuant Fund, LLC	-100	44.15
9/15/2010	S.A.C. Capital Associates, LLC	200	44.150002
9/15/2010	S.A.C. Capital Associates, LLC	-300	44.16
9/15/2010	S.A.C. Capital Associates, LLC	150	44.16
9/15/2010	S.A.C. Capital Associates, LLC	-100	44.16
9/15/2010	S.A.C. Capital Associates, LLC	50	44.16
9/15/2010	S.A.C. Capital Associates, LLC	200	44.169998
9/15/2010	S.A.C. Capital Associates, LLC	-400	44.17
9/15/2010	S.A.C. Capital Associates, LLC	-400	44.18
9/15/2010	S.A.C. Capital Associates, LLC	100	44.18
9/15/2010	S.A.C. Capital Associates, LLC	-640	44.18
9/15/2010	S.A.C. Capital Associates, LLC	600	44.18
9/15/2010	S.A.C. Capital Associates, LLC	-300	44.18
9/15/2010	S.A.C. MultiQuant Fund, LLC	200	44.18
9/15/2010	S.A.C. Capital Associates, LLC	500	44.189999
9/15/2010	S.A.C. Capital Associates, LLC	-800	44.19
9/15/2010	S.A.C. Capital Associates, LLC	-900	44.2
9/15/2010	S.A.C. Capital Associates, LLC	935	44.200001
9/15/2010	S.A.C. Capital Associates, LLC	865	44.209999
9/15/2010	S.A.C. MultiQuant Fund, LLC	100	44.21
9/15/2010	S.A.C. Capital Associates, LLC	200	44.220001
9/15/2010	S.A.C. Capital Associates, LLC	200	44.23
9/15/2010	S.A.C. MultiQuant Fund, LLC	-100	44.23
9/15/2010	S.A.C. MultiQuant Fund, LLC	100	44.24
9/15/2010	S.A.C. Capital Associates, LLC	400	44.25
9/15/2010	S.A.C. MultiQuant Fund, LLC	400	44.26
9/15/2010	S.A.C. Capital Associates, LLC	422	44.27
9/15/2010	S.A.C. Capital Associates, LLC	78	44.279999
9/15/2010	S.A.C. Capital Associates, LLC	600	44.290001
9/15/2010	S.A.C. Capital Associates, LLC	100	44.299999
9/16/2010	S.A.C. Capital Associates, LLC	500	43.29
9/16/2010	S.A.C. MultiQuant Fund, LLC	100	43.29
9/16/2010	S.A.C. Capital Associates, LLC	100	43.2997
9/16/2010	S.A.C. Capital Associates, LLC	4	43.2998
9/16/2010	S.A.C. Capital Associates, LLC	10708	43.3
9/16/2010	S.A.C. MultiQuant Fund, LLC	100	43.3
9/16/2010	S.A.C. Capital Associates, LLC	700	43.305
9/16/2010	S.A.C. Capital Associates, LLC	300	43.3099
9/16/2010	S.A.C. Capital Associates, LLC	767	43.31
9/16/2010	S.A.C. Capital Associates, LLC	100	43.3198
9/16/2010	S.A.C. Capital Associates, LLC	300	43.3199
9/16/2010	S.A.C. Capital Associates, LLC	800	43.32
9/16/2010	S.A.C. Capital Associates, LLC	721	43.36
9/16/2010	S.A.C. MultiQuant Fund, LLC	-100	43.37
9/16/2010	S.A.C. Capital Associates, LLC	21695	43.39
9/16/2010	S.A.C. Capital Associates, LLC	900	43.4

Date	Name	Amount	Price Per Share ($)
9/16/2010	S.A.C. MultiQuant Fund, LLC	-400	43.4
9/16/2010	S.A.C. Capital Associates, LLC	5346	43.41
9/16/2010	S.A.C. MultiQuant Fund, LLC	400	43.41
9/16/2010	S.A.C. Capital Associates, LLC	12267	43.43
9/16/2010	S.A.C. MultiQuant Fund, LLC	-500	43.43
9/16/2010	S.A.C. Capital Associates, LLC	700	43.435001
9/16/2010	S.A.C. Capital Associates, LLC	1000	43.439999
9/16/2010	S.A.C. Capital Associates, LLC	100	43.447498
9/16/2010	S.A.C. MultiQuant Fund, LLC	300	43.45
9/16/2010	S.A.C. Capital Associates, LLC	4658	43.450001
9/16/2010	S.A.C. MultiQuant Fund, LLC	500	43.46
9/16/2010	S.A.C. MultiQuant Fund, LLC	300	43.47
9/16/2010	S.A.C. Capital Associates, LLC	590	43.470001
9/16/2010	S.A.C. Capital Associates, LLC	100	43.48
9/16/2010	S.A.C. Capital Associates, LLC	300	43.485001
9/16/2010	S.A.C. Capital Associates, LLC	1796	43.490002
9/16/2010	S.A.C. Capital Associates, LLC	300	43.494999
9/16/2010	S.A.C. Capital Associates, LLC	1500	43.5
9/16/2010	S.A.C. Capital Associates, LLC	200	43.505001
9/16/2010	S.A.C. Capital Associates, LLC	48	43.509998
9/16/2010	S.A.C. MultiQuant Fund, LLC	100	43.51
9/16/2010	S.A.C. Capital Associates, LLC	100	43.514999
9/16/2010	S.A.C. Capital Associates, LLC	3461	43.52
9/16/2010	S.A.C. Capital Associates, LLC	200	43.525
9/16/2010	S.A.C. Capital Associates, LLC	7878	43.53
9/16/2010	S.A.C. Capital Associates, LLC	200	43.535
9/16/2010	S.A.C. Capital Associates, LLC	4561	43.54
9/16/2010	S.A.C. MultiQuant Fund, LLC	-500	43.54
9/16/2010	S.A.C. Capital Associates, LLC	1500	43.549999
9/16/2010	S.A.C. Capital Associates, LLC	400	43.560001
9/16/2010	S.A.C. Capital Associates, LLC	700	43.57
9/16/2010	S.A.C. Capital Associates, LLC	100	43.580002
9/16/2010	S.A.C. MultiQuant Fund, LLC	100	43.69
9/16/2010	S.A.C. Capital Associates, LLC	5600	43.71
9/16/2010	S.A.C. Capital Associates, LLC	540	43.72
9/16/2010	S.A.C. Capital Associates, LLC	7058	43.73
9/16/2010	S.A.C. Capital Associates, LLC	100	43.7375
9/16/2010	S.A.C. Capital Associates, LLC	33852	43.74
9/16/2010	S.A.C. Capital Associates, LLC	52850	43.75
9/16/2010	S.A.C. MultiQuant Fund, LLC	100	43.75
9/17/2010	S.A.C. Capital Associates, LLC	300	43.305
9/17/2010	S.A.C. Capital Associates, LLC	1000	43.310001
9/17/2010	S.A.C. Velocity Fund, LLC	500	43.32
9/17/2010	S.A.C. Velocity Fund, LLC	200	43.33
9/17/2010	S.A.C. Velocity Fund, LLC	200	43.34
9/17/2010	S.A.C. Capital Associates, LLC	1400	43.349998
9/17/2010	S.A.C. Capital Associates, LLC	1300	43.355
9/17/2010	S.A.C. MultiQuant Fund, LLC	900	43.36
9/17/2010	S.A.C. Capital Associates, LLC	3300	43.360001
9/17/2010	S.A.C. Velocity Fund, LLC	-200	43.39
9/17/2010	S.A.C. Velocity Fund, LLC	-100	43.4
9/17/2010	S.A.C. Velocity Fund, LLC	-300	43.41

Date	Name	Amount	Price Per Share ($)
9/17/2010	S.A.C. Velocity Fund, LLC	-300	43.42
9/17/2010	S.A.C. MultiQuant Fund, LLC	-458	43.43
9/17/2010	S.A.C. MultiQuant Fund, LLC	-200	43.45
9/17/2010	S.A.C. MultiQuant Fund, LLC	600	43.46
9/17/2010	S.A.C. MultiQuant Fund, LLC	-100	43.48
9/17/2010	S.A.C. MultiQuant Fund, LLC	-200	43.5
9/17/2010	S.A.C. MultiQuant Fund, LLC	-100	43.51
9/17/2010	S.A.C. Capital Associates, LLC	100	43.52
9/17/2010	S.A.C. MultiQuant Fund, LLC	-200	43.52
9/17/2010	S.A.C. MultiQuant Fund, LLC	100	43.52
9/17/2010	S.A.C. Capital Associates, LLC	100	43.529999
9/17/2010	S.A.C. MultiQuant Fund, LLC	-200	43.53
9/17/2010	S.A.C. MultiQuant Fund, LLC	-100	43.54
9/17/2010	S.A.C. Capital Associates, LLC	300	43.549999
9/17/2010	S.A.C. MultiQuant Fund, LLC	-200	43.56
9/17/2010	S.A.C. Capital Associates, LLC	200	43.560001
9/17/2010	S.A.C. Capital Associates, LLC	200	43.57
9/17/2010	S.A.C. MultiQuant Fund, LLC	-100	43.58
9/17/2010	S.A.C. Capital Associates, LLC	100	43.59
9/17/2010	S.A.C. MultiQuant Fund, LLC	-200	43.59
9/17/2010	S.A.C. Capital Associates, LLC	1000	43.599998
9/17/2010	S.A.C. Capital Associates, LLC	1700	43.610001
9/17/2010	S.A.C. Capital Associates, LLC	500	43.630001
9/17/2010	S.A.C. Capital Associates, LLC	200	43.66
9/17/2010	S.A.C. Capital Associates, LLC	200	43.669998
9/17/2010	S.A.C. Capital Associates, LLC	300	43.68
9/17/2010	S.A.C. Capital Associates, LLC	500	43.689999

Date	Name	Amount	Price Per Share ($)
9/20/2010	S.A.C. MultiQuant Fund, LLC	100	43.405
9/20/2010	S.A.C. Capital Associates, LLC	1,022	43.47
9/20/2010	S.A.C. MultiQuant Fund, LLC	-100	43.47
9/20/2010	S.A.C. Capital Associates, LLC	100	43.470001
9/20/2010	S.A.C. Capital Associates, LLC	1,000	43.4775
9/20/2010	S.A.C. Capital Associates, LLC	1,300	43.4785
9/20/2010	S.A.C. Capital Associates, LLC	10,500	43.48
9/20/2010	S.A.C. MultiQuant Fund, LLC	-500	43.48
9/20/2010	S.A.C. Capital Associates, LLC	100	43.481998
9/20/2010	S.A.C. Capital Associates, LLC	2,100	43.485001
9/20/2010	S.A.C. Capital Associates, LLC	1,051	43.49
9/20/2010	S.A.C. MultiQuant Fund, LLC	-300	43.49
9/20/2010	S.A.C. Capital Associates, LLC	3,000	43.490002
9/20/2010	S.A.C. Capital Associates, LLC	100	43.492001
9/20/2010	S.A.C. Capital Associates, LLC	1,000	43.493
9/20/2010	S.A.C. Capital Associates, LLC	400	43.494999
9/20/2010	S.A.C. Capital Associates, LLC	900	43.4967
9/20/2010	S.A.C. Capital Associates, LLC	100	43.497501
9/20/2010	S.A.C. Capital Associates, LLC	26,970	43.5
9/20/2010	S.A.C. MultiQuant Fund, LLC	-200	43.5
9/20/2010	S.A.C. Capital Associates, LLC	100	43.501999
9/20/2010	S.A.C. Capital Associates, LLC	1,050	43.5029
9/20/2010	S.A.C. Capital Associates, LLC	100	43.505
9/20/2010	S.A.C. Capital Associates, LLC	1,000	43.505001
9/20/2010	S.A.C. Capital Associates, LLC	3,119	43.509998
9/20/2010	S.A.C. Capital Associates, LLC	7,400	43.51
9/20/2010	S.A.C. Capital Associates, LLC	1,000	43.514
9/20/2010	S.A.C. Capital Associates, LLC	100	43.514999
9/20/2010	S.A.C. Capital Associates, LLC	1,000	43.517
9/20/2010	S.A.C. Capital Associates, LLC	100,560	43.52
9/20/2010	S.A.C. MultiQuant Fund, LLC	600	43.52
9/20/2010	S.A.C. Capital Associates, LLC	500	43.525002
9/20/2010	S.A.C. Capital Associates, LLC	1,228	43.529999
9/20/2010	S.A.C. MultiQuant Fund, LLC	600	43.56
9/21/2010	S.A.C. Velocity Fund, LLC	94	43
9/21/2010	S.A.C. MultiQuant Fund, LLC	100	43.01
9/21/2010	S.A.C. MultiQuant Fund, LLC	100	43.04
9/21/2010	S.A.C. MultiQuant Fund, LLC	-200	43.05
9/21/2010	S.A.C. MultiQuant Fund, LLC	-400	43.07
9/21/2010	S.A.C. Capital Associates, LLC	100	43.115002
9/21/2010	S.A.C. Capital Associates, LLC	500	43.119999
9/21/2010	S.A.C. Capital Associates, LLC	100	43.125
9/21/2010	S.A.C. MultiQuant Fund, LLC	200	43.13
9/21/2010	S.A.C. MultiQuant Fund, LLC	100	43.135
9/21/2010	S.A.C. Capital Associates, LLC	100	43.139999
9/21/2010	S.A.C. MultiQuant Fund, LLC	500	43.14
9/21/2010	S.A.C. MultiQuant Fund, LLC	200	43.15
9/21/2010	S.A.C. MultiQuant Fund, LLC	-300	43.15
9/21/2010	S.A.C. Capital Associates, LLC	1,477	43.150002
9/21/2010	S.A.C. Capital Associates, LLC	323	43.154999
9/21/2010	S.A.C. Capital Associates, LLC	1,100	43.16

Date	Name	Amount	Price Per Share ($)
9/21/2010	S.A.C. Capital Associates, LLC	100	43.165001
9/21/2010	S.A.C. Capital Associates, LLC	300	43.169998
9/21/2010	S.A.C. Capital Associates, LLC	323	43.18
9/21/2010	S.A.C. MultiQuant Fund, LLC	100	43.18
9/21/2010	S.A.C. MultiQuant Fund, LLC	-200	43.18
9/21/2010	S.A.C. Capital Associates, LLC	177	43.189999
9/21/2010	S.A.C. Capital Associates, LLC	300	43.195
9/21/2010	S.A.C. Capital Associates, LLC	2,100	43.200001
9/21/2010	S.A.C. MultiQuant Fund, LLC	-200	43.21
9/21/2010	S.A.C. MultiQuant Fund, LLC	-100	43.26
9/21/2010	S.A.C. MultiQuant Fund, LLC	-93	43.29
9/21/2010	S.A.C. MultiQuant Fund, LLC	200	43.36
9/21/2010	S.A.C. Velocity Fund, LLC	100	43.36
9/21/2010	S.A.C. Velocity Fund, LLC	100	43.37
9/21/2010	S.A.C. Velocity Fund, LLC	100	43.39
9/21/2010	S.A.C. Velocity Fund, LLC	-600	43.41
9/21/2010	S.A.C. Velocity Fund, LLC	6	43.55
9/21/2010	S.A.C. Velocity Fund, LLC	100	43.57
9/21/2010	S.A.C. Velocity Fund, LLC	100	43.58
9/22/2010	S.A.C. Capital Associates, LLC	-200	42.77
9/22/2010	S.A.C. MultiQuant Fund, LLC	100	42.77
9/22/2010	S.A.C. MultiQuant Fund, LLC	300	42.79
9/22/2010	S.A.C. Capital Associates, LLC	-100	42.790001
9/22/2010	S.A.C. Capital Associates, LLC	-100	42.799999
9/22/2010	S.A.C. MultiQuant Fund, LLC	-200	42.82
9/22/2010	S.A.C. Velocity Fund, LLC	-100	42.82
9/22/2010	S.A.C. Velocity Fund, LLC	-100	42.83
9/22/2010	S.A.C. MultiQuant Fund, LLC	-100	42.84
9/22/2010	S.A.C. Velocity Fund, LLC	-200	42.84
9/22/2010	S.A.C. Velocity Fund, LLC	-54	42.86
9/22/2010	S.A.C. MultiQuant Fund, LLC	100	42.87
9/22/2010	S.A.C. MultiQuant Fund, LLC	-100	42.89
9/22/2010	S.A.C. MultiQuant Fund, LLC	-1,098	42.9
9/22/2010	S.A.C. Velocity Fund, LLC	-6	42.9
9/22/2010	S.A.C. MultiQuant Fund, LLC	100	42.91
9/22/2010	S.A.C. Velocity Fund, LLC	460	43